SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number:

(Check One):	☒ Form 10-KSB	☐ Form 11-K	☐ Form 10-QSB	☐ Form N-SAR

For Period Ended: September 30, 2002 SEC File Number 000-22849

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above,

identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Full name of registrant:

VISUAL DATA CORPORATION

Former name if applicable:

1291 S.W. 29 Avenue

Address of Principal Executive Office (Street and Number)

Pompano Beach, Florida 33069

City, state and zip code

PART II — RULE 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), [Paragraph 23,047], the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and [Amended in Release No. 34-26589 (Paragraph 72,435), effective April 12, 1989, 54 F.R. 10306.]
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof could not be filed within the prescribed time period. [Amended in Release No. 34-26589 (Paragraph 72,435), effective April 12, 1989, 54 F.R. 10306.]

As a result of the termination during fiscal 2002 of Arthur Andersen LLP as the Registrant's independent auditors and the resulting engagement of new auditors, the Form 10-KSB cannot be filed within the prescribed time period because of additional time is required by Registrant’s management to finalize the necessary financial information for the Form 10-KSB.

PART IV — Other Information

      (1) Name and telephone number of person to contact in regard to this notification:

Gail Babitt, CFO	954	917-6655

(Name)	(Area Code)	(Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒     Yes                               ☐     No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐     Yes                               ☒     No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

VISUAL DATA CORPORATION

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

VISUAL DATA CORPORATION

/s/ Gail Babitt

Its: Chief Financial Officer

DATED: December 30, 2002